Viceroy	News Release #2006.12
Exploration Ltd.	TSX: VYE

520 – 700 West Pender Street, Vancouver
British Columbia, Canada, V6C 1G8
Tel 604. 669.4777 / Fax 604. 696.0212
Email: info@viceroyexploration.com / www.viceroyexploration.com

News Release

     Viceroy Exploration Hits More High Grade Holes
at the Ptz. Blanco Zone which Extends Zone to the South

Vancouver, British Columbia, May 15, 2006 – Viceroy Exploration Ltd. (“Viceroy” or the “Company”), is very pleased to report results of eleven (11) additional reverse circulation drill holes from the current program on its 100%-owned Gualcamayo project in San Juan Province, Argentina. The drilling included exploration holes to test higher grade potential along east-west and north-north-west trending folds and a possible southern extension of the Portezuelo Blanco (“Ptz. Blanco”) zone within the main Quebrada del Diablo (“QDD”) resource area. Results obtained at the Ptz. Blanco area have confirmed higher grades and the southern extension of this zone.

Highlights of drill results include:

  Hole QDR-271, which intersected 2.11 g/t Au over 60 m from 52 to 112 m, including 3.32 g/t Au over 24 m from 52 to 76m;
  Hole QDR-272, which intersected 1.77 g/t Au over 80 m from 62 to 142 m, including 2.96 g/t Au over 30 m from 70 to 100 m;
  Hole QDR-273, which intersected 1.83 g/t Au over 88 m from 8 to 96m, including 3.51 g/t Au over 28 m from 8 to 36 m and 3.53 g/t Au over 10 m from 68 to 78 m;
  Hole QDR-274, which intersected 1.35 g/t Au over 64 m from 26 to 9 m, including 5.32 g/t Au over 12 m from 36 to 48 m;
  Hole QDR-281, which intersected 2.01 g/t Au over 42 m from surface;
  Hole QDR-282, which intersected 1.30 g/t Au over 56 m from surface, including 2.29 g/t Au over 18 m from 2 to 20 m; and
  Hole QDR-283, which intersected 1.52 g/t Au over 46 m from surface.

Mr. Patrick Downey, President and CEO of Viceroy stated, “The Ptz. Blanco zone now appears to be larger and higher grade than originally thought. A major east-west anti-formal structure along the southern margin of the zone remains open along trend to the west. Additional holes will be planned to assess its higher grade potential and overall geometry which also remains open to the south. Furthermore, this zone may have a separate feeder system than the main QDD deposit and our geology team is modelling this to determine whether we may have another target to drill.”

Hole #	Type/Area	Azimuth (O )	Dip (O )	Total Length (meters)	From (meters)	To (meters)	Interval(1) (meters)	Au (g/t)
QDR-271	Ptz. Blanco	180	-70	210.00	52.00	112.00	60.00	2.11
Incl.					52.00	76.00	24.00	3.32
QDR-272	Ptz. Blanco	180	-45	144.00	62.00	142.00	80.00	1.77
Incl.					70.00	100.00	30.00	2.96
Incl.					128.00	140.00	12.00	1.61
QDR-273	Ptz. Blanco	214	-60	160.00	8.00	96.00	88.00	1.83
Incl.					8.00	36.00	28.00	3.51

Hole #	Type/Area	Azimuth (O )	Dip (O )	Total Length (meters)	From (meters)	To (meters)	Interval(1) (meters)	Au (g/t)
Incl.					68.00	78.00	10.00	3.53
					118.00	122.00	4.00	1.51
QDR-274	Ptz. Blanco	115	-50	120.00	8.00	14.00	6.00	1.06
					26.00	90.00	64.00	1.35
Incl.					36.00	48.00	12.00	5.32
					104.00	120.00	16.00	0.86
QDR-275	Ptz. Blanco	NA	-90	76.00	0.00	28.00	28.00	1.94
Incl.					0.00	12.00	12.00	3.87
QDR-277	Ptz. Blanco	NA	-90	84.00	8.00	16.00	8.00	1.27
QDR-279	Ptz. Blanco	7	-58	120.00	0.00	14.00	14.00	0.93
QDR-280	Ptz. Blanco	67	-52	108.00	0.00	16.00	16.00	0.97
QDR-281	Ptz. Blanco	73	-51	108.00	0.00	42.00	42.00	2.01
Incl.					0.00	36.00	36.00	2.24
QDR-282	Ptz. Blanco	14	-64	156.00	0.00	56.00	56.00	1.30
Incl.					2.00	20.00	18.00	2.29
QDR-283	Ptz. Blanco	329	-46	144.00	0.00	46.00	46.00	1.52
Incl.					0.00	36.00	36.00	1.84
(1) true width has yet to be determined

Quality Control

Exploration on the Gualcamayo project is being conducted under the supervision of Mr. Rick Diment, P.Geo., the Company’s Qualified Person as defined under NI 43-101. All samples were collected in accordance with industry standards. Samples were submitted to Alex Stewart Assayers, Argentina, S.A., in Mendoza, Argentina, for fire assay and ICP analysis. Check assays were submitted to ALS Chemex, an ISO-9001:2000 certified lab, in their Santiago, Chile facility. Accuracy of results is tested through the systematic inclusion of standards, blanks and check assays.

About Viceroy Exploration Ltd.

Viceroy Exploration Ltd. is a well-financed company focused on the exploration, advancement and development of its 100%-owned Gualcamayo project, in San Juan Province, Argentina.

For more information on the Company and our current exploration progress, visit our website at www.viceroyexploration.com, call us at 604-669-4777, or e-mail us at info@viceroyexploration.com.

For further information contact:
Patrick G. Downey, P. Eng., President and CEO
604-669-4777

TSX does not TSX does not accept responsibility for the adequacy or accuracy of this release.

Forward Looking Statements

Some of the statements in this news release contain forward-looking information, which involves inherent risk and uncertainty affecting the business of Viceroy Exploration Ltd. Actual results may differ materially from those currently anticipated in such statements.

Quebrada del Diablo
2004 Resource
PTZ BELGRANO
QDD West
QUEBRADA
DEL DIABLO
PTZ BLANCO
06QDR-282
06QDR-283
06QDR-279
06QDR-281
06QDR-280
06QDR-274
06QDR-275
06QDR-277
06QDR-271
06QDR-272
06QDR-273
0
200
meters